EXHIBIT B

RESOLUTIONS OF THE BOARDS

RESOLVED, that the Board of Managers (the "Board") of each of Excelsior Buyout Investors, LLC ("Buyout") and UST Global Private Markets Fund, LLC ("UST Global") (collectively, the "Funds") hereby ratifies the renewal of the fidelity bond (the "Fidelity Bond") issued by Federal Insurance Company and maintained jointly by the Funds and Excelsior Multi-Strategy Hedge Fund of Funds, LLC, Excelsior Venture Partners III, LLC, Excelsior Private Markets Fund II (Master), LLC ("EPMF II Master"), Excelsior Private Markets Fund II (TI), LLC, Excelsior Private Markets Fund II (TE), LLC, Excelsior Private Markets Fund III (Master), LLC (together with EPMF II Master, the “Master Funds”), Excelsior Private Markets Fund III (TI), LLC and Excelsior Private Markets Fund III (TE), LLC (collectively the "Other Insureds") in the amount of $3,500,000, and determines, in accordance with the requirements of Rule 17g-1 under the 1940 Act, that the Fidelity Bond, which provides joint fidelity coverage to the Funds and the Other Insureds, is reasonable in form and amount, after giving due consideration to all relevant factors, including the value of the aggregate assets of the Funds and the Other Insureds, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities that are or will be held in the portfolios of the Funds and the Other Insureds; and further

RESOLVED, that the Board hereby: (i) authorizes each of the Funds to share in the payment of the total premium of $11,054 applicable to the Fidelity Bond in amounts equal to $1,519 and $309 for UST Global and Buyout, respectively, determined based upon the relative total assets of the Funds and the Other Insureds (other than the Master Funds); and (ii) determines that the portion of the premium to be paid by each of the Funds is fair and reasonable, taking all relevant factors into consideration including, but not limited to, the number of other parties named as insureds, the nature of their business activities, the amount of coverage under the Fidelity Bond, the amount of the premium for the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each of the Funds is less than the premium each of the Funds would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED, that in the event the amount of the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, the proper officers of the Funds, be, and hereby are, authorized on behalf of the Funds to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate the additional premium payable on the Fidelity Bond among each of the Funds and the Other Insureds based on the relative total assets of each of the Funds and the Other Insureds determined as of the end of the month preceding the effective date of the change in coverage; and further

RESOLVED, that the amended Joint Insured Fidelity Bond Agreement among the Funds and the Other Insureds, shall define certain rights and responsibilities of the insureds with respect to the Fidelity Bond and the sharing of recoveries thereunder in the event of a loss incurred by two or more of the named insureds; and further

RESOLVED, that Steven L. Suss, be, and hereby is, designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Funds required by paragraph (g) of Rule 17g-1 under the 1940 Act.

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